


SECUR̶ ̶ ̶ ̶ ̶ ̶SSION **11017580**

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2010__ AND ENDING __12/31/2010__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JMC Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9710 Scranton Road Ste. 100

(No. and Street)

San Diego   CA   92121

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Forrester   858-450-0055 Xt. 155

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street   Boston   MA   02110

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Lee M. Forrester_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___JMC Financial Corporation_____   _____ , as

of _____December 31,_____ , 20_ 10 _, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None.

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

JMC FINANCIAL CORPORATION
TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
JMC Financial Corporation:

We have audited the accompanying statement of financial condition of JMC Financial Corporation (the "Company") as of December 31, 2010, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JMC Financial Corporation, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statement of computation of net capital under SEC Rule 15c3-1, statement of computation for determination of reserve requirements under SEC Rule 15c3-3 and statement of information relating to possession or control requirements under SEC Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2011

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

JMC FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	37,279
Accounts receivable		6,298
Prepaid expenses		3,869
Due from affiliate		5,334
Total Assets	$	52,780

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Income taxes payable	$	16,610
Total Liabilities		16,610

SHAREHOLDER'S EQUITY:

Common stock, no par value, authorized 10,000 shares, 10,000 shares issued and outstanding	$	10,000
Retained earnings		26,170
Total Shareholder's Equity		36,170
Total Liabilities and Shareholder's Equity	$	52,780

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions and fees	$ 106,372
Total revenues	106,372
EXPENSES:	
Compensation and benefits	32,156
General and administrative	14,874
Occupancy, communications and systems	9,235
Total expenses	56,265
Income before income taxes	50,107
Income tax expense (Note 4)	17,866
Net income	$ 32,241

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Retained Earnings		Total Shareholder's Equity	
Balance at December 31, 2009	$	10,000	$	43,929	$	53,929
Net income		-		32,241		32,241
Cash dividend paid to Parent		-		(50,000)		(50,000)
Balance at December 31, 2010	$	10,000	$	26,170	$	36,170

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	32,241
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Accounts receivable		(204)
Prepaid expenses		(128)
Due from affiliate		(5,334)
Due to affiliate		(7,260)
Income taxes payable		12,841
Net cash provided by operating activities		32,156

CASH FLOW FROM FINANCING ACTIVITIES:

Cash dividend paid to Parent		(50,000)
Net cash used in financing activities		(50,000)
Net decrease in cash and cash equivalents		(17,844)
Cash and cash equivalents at beginning of year		55,123
Cash and cash equivalents at end of year	$	37,279
Cash payments for income taxes	$	5,025

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

1. **ORGANIZATION**

   JMC Financial Corporation (the "Company") is a wholly owned subsidiary of James Mitchell & Co. (the "Parent" or "JMC"), which is a wholly owned subsidiary of Detwiler Fenton Group, Inc. ("DFG"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and principally sells and services variable annuities and mutual fund investments.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

   Cash Equivalents — Cash equivalents include highly liquid investments with an original maturity of three months or less. The Company maintains cash and cash equivalent deposits which from time to time can be in excess of federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

   Revenue Recognition — Commission revenue from the sale of variable annuities and mutual funds is recorded on the trade date. Asset-based fees are determined based upon the average balance of assets serviced during the month.

   Fair Value — The Company does not record any assets or liabilities at fair value on either a recurring or non-recurring basis.

   Due to/from Affiliate — From time to time, the Company may receive or provide working capital from or to JMC or affiliates of JMC. Such amounts are unsecured and are generally repaid to or collected from operating cash flow.

   Income Taxes — Income tax liabilities are recorded through charges to the statement of income for the estimated income taxes payable for the current period. The Company participates in the filing of the consolidated federal income tax return of DFG and records current federal income tax expense using a 34% income tax rate.

   Deferred income tax assets, if any, are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

   Tax positions taken by the Company are required to be evaluated to determine whether they are "more likely than not" to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. There are no provisions for uncertain tax positions as of December 31, 2010.

   Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. **NET CAPITAL REQUIREMENT**

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the aggregate indebtedness method which requires that minimum net capital exceed 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The Company cannot reduce its net capital or pay cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater. A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

At December 31, 2010, the Company had net capital of $20,669, which exceeded the minimum net capital requirement of $5,000 by $15,669, and the Company had a percentage of aggregate indebtedness to net capital of 80%.

4. **INCOME TAX EXPENSE**

Income tax expense for the year ended December 31, 2010 follows:

Current:		
Federal	$	16,610
State		1,256
	$	17,866

5. **RELATED PARTY TRANSACTIONS**

JMC Financial Corporation receives substantially all of its executive, administrative, supervisory and support services from two full-time employees who are directly employed and compensated by JMC. Additionally, JMC provides certain equipment, telephone, office space and other ancillary services on behalf of the Company. Such expenses are allocated to the Company by JMC in accordance with its Expense Sharing Agreement, as amended (the "Agreement"), with JMC. The Company incurred $37,693 of expense under the terms of the Agreement for the year ended December 31, 2010.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

6. **REPRESENTATIONS AND WARRANTIES**

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

JMC FINANCIAL CORPORATION

**STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMMISSION**

AT DECEMBER 31, 2010

NET CAPITAL:

Total Shareholder's Equity			$ 36,170
Less Non-Allowable Assets:			
Accounts receivable	$	(6,298)	
Prepaid expenses		(3,869)	
Due from affiliates		(5,334)	(15,501)
NET CAPITAL			20,669
Minimum Net Capital Requirement:			
6 2/3% of Aggregate Indebtedness of $16,610 or $5,000, whichever is greater			5,000
EXCESS NET CAPITAL			$ 15,669
SCHEDULE OF AGGREGATE INDEBTEDNESS:			
Aggregate Indebtedness			$ 16,610
Percentage of Aggregate Indebtedness to Net Capital			80%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding amended unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2010.

JMC FINANCIAL CORPORATION

**STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION**

AT DECEMBER 31, 2010

A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

JMC FINANCIAL CORPORATION

**STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION**

AT DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).



**Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the
Securities and Exchange Commission**

To the Board of Directors of
  JMC Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of JMC Financial Corporation (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by JMC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2011



JMC Financial Corporation

(A wholly owned subsidiary of James Mitchell & Co.)

(SEC File Number 8-33312)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2010
With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control